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                                                                  EXHIBIT 99.45

                                                           FOR IMMEDIATE RELEASE




                           COMCAST AND LIBERTY MEDIA
                       AGREE TO PURSUE JOINT BID FOR QVC

                        --------------------------------

                           OFFER REVISED TO ALL CASH

                        --------------------------------


Philadelphia, Pennsylvania and Denver, Colorado -- July 21, 1994: Comcast Corporation and Liberty Media Corporation announced that Liberty has agreed to join with Comcast in making a joint offer to acquire in a merger all of the outstanding shares of QVC, Inc. for $44 per share in cash. If Comcast and Liberty ultimately acquire all remaining QVC shares, Comcast and Liberty would own approximately 57% and 43% respectively, of QVC.

        Comcast and Liberty have agreed that if a merger with QVC is consummated, QVC would be managed by Comcast.

        Representatives of Comcast and Liberty met this morning with representatives of QVC to advise QVC of the Comcast-Liberty agreement and the revised all cash offer. Comcast and Liberty also advised QVC of their willingness to expedite the receipt of the cash consideration by QVC's shareholders.

        Comcast Corporation is principally engaged in the development, management and operation of cable


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communications networks.  Comcast's consolidated and pro-rated affiliated operations served approximately 3.0 million cable subscribers at March 31, 1994. Comcast provides cellular telephone services in the Northeast United States to markets encompassing a population in excess of 7.4 million. Comcast also has investments in cable programming, telecommunications systems, and international cable and telephony franchises.

        Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

                        [Liberty tag line]

                                *      *      *

FOR FURTHER INFORMATION CONTACT:

Comcast Corporation
[name]
[telephone]

Liberty Media Corporation
[name]
[address]





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